SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                      For the period ended January 30, 2003



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F /X/                         Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes / /                               No /X/

     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).



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                              FOR IMMEDIATE RELEASE


CONTACTS:
INVESTORS:  (U.S.)        INVESTORS:  (EUROPE)          MEDIA:
Jack Howarth              Emer Reynolds                 Sunny Uberoi
Ph:    212-407-5740       Ph:    353-1-709-4000         Ph:    212-994-8206
       800-252-3526              00800 28352600                800-252-3526



ELAN TO SELL PRIMARY CARE FRANCHISE TO KING FOR $850 MILLION

- ELAN TO RECEIVE A CASH PAYMENT OF APPROXIMATELY $650 MILLION ON CLOSING INCLUDING AN ESTIMATED $40 MILLION FOR INVENTORY

- KING TO ASSUME ELAN'S PRODUCT RELATED PAYMENTS FOR SONATA OF APPROXIMATELY $240 MILLION

- ELAN MAY RECEIVE UP TO AN ADDITIONAL $60 MILLION IN NET MILESTONE PAYMENTS RELATING TO THE DEVELOPMENT OF ENHANCED FORMULATIONS OF SONATA

- AS SEPARATELY ANNOUNCED TODAY, ELAN HAS ACQUIRED FROM PHARMA OPERATING LTD. ROYALTY RIGHTS TO SONATA

DUBLIN, IRELAND, January 30, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today it has agreed to sell its primary care franchise (principally its rights to Sonata(TM)(zaleplon) and Skelaxin(TM)(metaxalone) and related rights to enhanced formulations of these products) to King Pharmaceuticals, Inc. (NYSE: KG) ("King"). Under the terms of the agreement, which is subject to Elan's shareholder approval, Elan will receive a cash payment, upon closing, of approximately $650 million, including an estimated $40 million payment for Sonata and Skelaxin inventory. King will acquire the inventory from Elan at closing and consequently the $40 million estimated value may be subject to change. King will assume Elan's product related payments for Sonata of approximately $240 million. In addition, Elan may earn net milestone payments of up to $60 million contingent on the achievement of clinical and regulatory milestones relating to the development of enhanced formulations of Sonata. Elan expects to record a pre-tax gain of approximately $370 million from this transaction, before taking account of any charge related to the purchase of royalty rights attaching to Sonata from Pharma Operating Ltd., a wholly-owned subsidiary of Pharma Marketing Ltd.


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Elan to Sell Primary Care Franchise to King for $850 Million

THE TRANSACTION

Elan's primary care franchise comprises the U.S. and Puerto Rican rights to Sonata, U.S. and Puerto Rican rights to Skelaxin along with related assets and liabilities, rights to the enhanced formulations of Sonata and Skelaxin, and the U.S. primary care sales team of over 400 employees. Consistent with previous divestment transactions, the primary care employees will be offered the opportunity to continue to contribute to the success of Skelaxin and Sonata as employees of King. As part of the transaction, King will acquire certain intellectual property, regulatory and other assets relating to Sonata directly from Wyeth.

These cash proceeds and assumed product related liabilities will bring the total consideration realised and to be realised pursuant to previously announced transactions through the asset divestiture program to over $1.6 billion.

Dr. Garo Armen, chairman of Elan, said "With the sale of our primary care franchise we have exceeded our target of raising $1.5 billion from the divestiture program, a year ahead of schedule." "This completes the first stage of Elan's recovery plan and allows us to concentrate on our core development pipeline which we expect to start launching in 2004. We will continue to divest non-core businesses and assets to further improve our liquidity; in addition we continue to reduce our costs, streamline our balance sheet, manage our commercial operations and prioritize our pipeline."

Dr. Armen continued, "The sale of these assets is consistent with our strategy to divest assets outside of Elan's core therapeutic areas. While the primary care franchise is no longer core to our business, we are pleased to have reached this agreement with King, which is in a strong position to leverage the talents of our primary care team and product portfolio."

DRUG DELIVERY PROGRAMS


Under the terms of the agreement, Elan will also continue its development programs for enhanced formulations of Sonata and Skelaxin using its proprietary drug delivery technologies on behalf of King. This development work will be performed pursuant to formulation development agreements with King. Under the Sonata formulation development agreement, Elan will receive development fees and, if successful, may receive net milestone payments of up to $60 million (comprising up to $85 million in clinical, regulatory and


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Elan to Sell Primary Care Franchise to King for $850 Million

sales milestones less up to $25 million in milestones that Elan is obligated to pay a third party). Elan will manufacture the products under a royalty-bearing license. Elan will also retain the commercialization rights to enhanced formulations utilizing its technology outside the U.S. for both products.

SONATA

For the first nine-months of 2002, Elan recorded net revenue and gross profit for Sonata of $72.0 million and $61.8 million, respectively. The carrying value of the Sonata intangible asset as at December 31, 2002, amounted to $165.5 million, excluding contingent and potential payments of $231.2 million. In addition at December 31, 2002, goodwill associated with the primary care franchise amounted to approximately $40 million.

Sonata is a nonbenzodiazepine hypnotic for the short-term treatment of insomnia. Sonata was originally launched by Wyeth in 1999. On December 19, 2001, Elan entered into a strategic alliance with Wyeth pursuant to which it assumed responsibility for the marketing, sales and distribution of Sonata in the United States.

SKELAXIN

For the first nine-months of 2002, Elan recorded net revenue and gross profit for Skelaxin of $125.5 million and $103.7 million, respectively. The carrying value of the Skelaxin intangible asset as at December 31, 2002 amounted to $30.6 million.

Skelaxin is approved by the U.S. Food and Drug Administration as an adjunctive treatment for the relief of discomfort associated with acute, painful musculoskeletal conditions. Elan originally acquired Skelaxin through its acquisition of GWC Health, Inc. `in 1998.


SHAREHOLDER APPROVAL

To comply with the listing requirements of the Irish Stock Exchange and the U.K. Listing Authority, the transaction is subject to the approval of Elan's shareholders at a special meeting. A circular, setting out in more detail the terms of the proposed transaction and the resolution to be put at the special meeting will be sent to shareholders as soon as practicable. The transaction is also subject to regulatory approvals, third party consents and other customary conditions, and is expected to close before the end of April 2003.


                                      -3-
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Elan to Sell Primary Care Franchise to King for $850 Million

Elan was advised on this transaction by Morgan Stanley.

ABOUT ELAN

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the risk that Elan's shareholders will fail to approve the sale of the primary care franchise, that regulatory approvals and third party consents necessary to consummate the sale will not be received on a timely basis, or at all, or that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              ELAN CORPORATION, plc


                              By:    /s/ William F. Daniel
                                     ----------------------------------
                                     William F. Daniel
                                     Company Secretary

Date: January 30, 2003